UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

for the year ended December 31, 2011.

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                     to

Commission file number: 001-12297

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.

2555 Telegraph Road

Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3
Notes to Financial Statements	4
Supplemental Schedule*
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

* All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	12

Index to Exhibits	13

Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Penske Automotive Group 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

June 26, 2012

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Assets:
Investments at fair value	$213,467,332	$192,790,040
Receivables:
Participant contributions	553,101	2,036,382
Employer contributions	1,247,670	1,138,524
Due from broker	1,388,022	159,003
Notes receivable from participants	10,214,821	9,922,818

Total receivables	13,403,614	13,256,727

Total assets	226,870,946	206,046,767

Liabilities:
Participant refunds payable	176,798	91,304
Due to broker	1,387,706	158,976

Total liabilities	1,564,504	250,280

Net assets available for benefits at fair value	225,306,442	205,796,487

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,692,409)	(1,315,440)

Net assets available for benefits	$223,614,033	$204,481,047

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Investment income:
Net appreciation in fair value of investments	$3,643,412
Interest and dividends	1,256,495

Net investment income	4,899,907

Contributions:
Participant contributions	21,867,450
Employer contributions	5,051,754
Participant rollovers	5,417,893

Total contributions	32,337,097

Distributions to participants	(17,624,328)
Administration fees	(580,815)

Transfers to plan	101,125

Increase in net assets	19,132,986

Net assets available for benefits, beginning of year	204,481,047

Net assets available for benefits, end of year	$223,614,033

The accompanying notes are an integral part of these financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2011 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. For the Plan’s investment holdings, certain asset based fees are paid by the Plan participants. Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 8% (beginning March 1, 2011) of gross earnings on a pre-tax basis. Such contributions may not exceed Internal Revenue Code 402 (g) limitations ($16,500 in 2011). The Plan also permits participants who are 50 or older to make additional contributions of up to $5,500 in 2011. A participant’s elective contributions and any related Company Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund.

The Plan was amended in 2011 to limit the direct investment of no more than 10% of a participant’s additional Pre-Tax Contributions, Employer Matching Contributions, Rollover Contributions and Top Heavy Contributions into the Penske Automotive Common Stock Fund.

During 2011, the Plan Sponsor elected to fund discretionary matching contributions of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Match Contributions”). Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election.

Certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable for $176,798 relating to these excess contributions.

(e) Loans to Participants

Participants may borrow from their accounts anywhere from a minimum of $1,000 up to the lesser of 50% of a defined amount credited to their account or $50,000. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2011 and 2010, participant investment options consisted primarily of common collective trust funds, employer securities, common stock funds and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested assets totaled $44,417 and $22,151, respectively, which may be used to pay Plan administration fees and/or Match Contributions. During 2011, approximately $89,000 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Investment Valuation and Income Recognition

Generally, investments are stated at fair value as determined by quoted market prices, other than the Plan’s investment in the Diversified Stable Value Fund (the “Fund”) which is valued based on the underlying investments in the fund and stated at fair value and adjusted to contract value. The Diversified Stable Value Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts (GICs) which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

Certain funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (NAV), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value.

Purchases and sales of investments are recorded on a trade date basis. Dividends are awarded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). This guidance amends Accounting Standards Codification (ASC) 820 and provides consistency between U.S. GAAP and International Financial Reporting Standards regarding the definition of fair value and results in common fair value measurements and disclosure requirements. Certain of the amendments clarify the intent about the application of existing fair value measurement requirements while other provisions change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. ASU 2011-04 is effective for reporting periods beginning after December 15, 2011 and the guidance must be applied prospectively. The effect of adopting ASU 2011-04 on the Plan’s financial statements and related disclosures is being evaluated.

(e) Payment of Benefits

Benefits are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were approximately $223,000 and $103,000 at December 31, 2011 and 2010, respectively.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(g) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Investments (at fair value) that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2011	2010
Wells Fargo Stable Return Fund G	$73,582,515	$68,839,662
Penske Automotive Group Common Stock	20,434,395	22,163,571
Wells Fargo Enhanced Stock Market Fund (1)	13,052,753	4,961,241
Neuberger & Berman Genesis Fund	11,717,317	10,572,779

(1)	Investment did not represent 5% or more of the Plan’s net assets in 2010, but is presented for comparative purposes.

During 2011, the Plan’s investments (including gains and losses on all investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(619,205)
Penske Automotive Group Common Stock	2,784,680
Common collective trusts	1,477,937

Net appreciation in fair value of investments	$3,643,412

4. Fair Value Measurements

The FASB ASC has established a single authoritative definition of fair value and has established the following three tier hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Assets measured at fair value on a recurring basis are summarized below:

	As of December 31, 2011
	Fair Value Measurement Using
	Total Fair Value	Level 1	Level 2	Level 3
Common collective trust funds:
Fixed*	$73,582,515	$—	$73,582,515	$—
Equity	13,052,753	—	13,052,753	—
Common Stock:
Employer Securities	20,434,395	20,434,395	—	—
Mutual Funds:
Large Cap Value	17,561,434	6,855,381	10,706,053	—
Mid Cap Growth	13,847,667	6,307,678	7,539,989	—
Mid Cap Value	5,275,943	5,275,943	—	—
Small Cap Blend	11,717,317	11,717,317	—	—
Small Cap Growth	1,969,280	—	1,969,280	—
Foreign Large Blend	12,796,604	12,796,604	—	—
Target Retirement	43,229,424	—	43,229,424	—

Total	$213,467,332	$63,387,318	$150,080,014	$—

*	Amount represents the fair value of the Wells Fargo Stable Return Fund G. The contract value of this investment (the amount available for Plan benefits) was $71,890,106.

	As of December 31, 2010
	Fair Value Measurement Using
	Total Fair Value	Level 1	Level 2	Level 3
Common collective trust funds:
Fixed*	$68,839,662	$—	$68,839,662	$—
Equity	4,961,241	—	4,961,241	—
Common Stock:
Employer Securities	22,163,571	22,163,571	—	—
Mutual Funds:
Large Cap Value	17,251,012	7,057,161	10,193,851	—
Large Cap Growth	8,038,151	8,038,151	—	—
Mid Cap Growth	14,475,780	6,694,147	7,781,633	—
Mid Cap Value	5,272,944	5,272,944	—	—
Small Cap Blend	10,572,779	10,572,779	—	—
Small Cap Growth	1,677,578	—	1,677,578	—
Foreign Large Blend	15,093,772	15,093,772	—	—
Target Retirement	24,443,550	—	24,443,550	—

Total	$192,790,040	$74,892,525	$117,897,515	$—

*	Amount represents the fair value of the Wells Fargo Stable Return Fund G. The contract value of this investment (the amount available for Plan benefits) was $67,524,222.

5. Exempt Party-in-Interest Transactions

As of December 31, 2011 and 2010, the Plan (through investments in the Penske Automotive Group Common Stock) held 1,061,527 and 1,272,306 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $16,063,890 and $17,810,116, respectively. The fair value of the Penske Automotive Group Common Stock Fund was $20,434,395 and $22,163,571 at December 31, 2011 and 2010, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo which is the trustee of the Plan and, therefore, these investments and their related transactions are considered exempt party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

7. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. While the plan is subject to IRS review, none have taken place and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A request by the Company for a current determination letter from the IRS is pending.

8. Plan Amendments

The Plan was amended in 2011 to limit the direct investment of no more than 10% of a participant’s additional Pre-Tax Contributions, Employer Matching Contributions, Rollover Contributions and Top Heavy Contributions into the Penske Automotive Common Stock Fund. The Plan was also amended in 2011 to raise the contribution limit by HCE’s from 7% to 8% effective March 1, 2011.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$223,614,033	$204,481,047
Less:
Participant contributions receivable	553,101	2,036,382
Employer contributions receivable	1,247,670	1,138,524
Plus:
Participant refunds payable	176,798	91,304

Net assets available for benefits per the Form 5500	$221,990,060	$201,397,445

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2011 to the Form 5500:

Total contributions per the financial statements	$32,337,097
Add:
Contributions receivable—December 31, 2010	3,174,906
Less:
Contributions receivable—December 31, 2011	1,800,771

Total contributions per the Form 5500	$33,711,232

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2011 to the Form 5500:

Total distributions per the financial statements	$17,624,328
Add:
Participant refunds payable—December 31, 2010	91,304
Less:
Participant refunds payable—December 31, 2011	176,798

Total distributions per the Form 5500	$17,538,834

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2011

Name of Plan Sponsor: Penske Automotive Group, Inc.

Employer Identification Number: 22-3086739

Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
COMMON COLLECTIVE TRUST FUNDS
* WELLS FARGO STABLE RETURN FUND G	$71,890,106
* WELLS FARGO ENHANCED STOCK MARKET FUND	13,052,753

TOTAL COMMON COLLECTIVE TRUST FUNDS	84,942,859

EMPLOYER SECURITIES
* PENSKE AUTOMOTIVE COMMON STOCK FUND	20,434,395

OUTSIDE COLLECTIVE FUND
SSGA S&P MIDCAP INDEX	7,539,989

MUTUAL FUNDS
NEUBERGER & BERMAN GENESIS FUND	11,717,317
PIMCO TOTAL RETURN CLA	10,706,053
AMERICAN EUROPACIFIC GROWTH FUND	7,903,511
EATON VANCE LARGE CAP VALUE	6,855,381
GOLDMAN SACHS GROWTH	6,307,678
THORNBURG INTERNATIONAL VALUE FUND	4,893,093
T ROWE PRICE MIDCAP VALUE FUND	5,275,943
SSGA TARGET RETIREMENT 2055 NON LENDING	9,549
SSGA TARGET RETIREMENT 2050 NON LENDING	3,708,927
SSGA TARGET RETIREMENT 2045 NON LENDING	4,421,587
SSGA TARGET RETIREMENT 2040 NON LENDING	4,248,942
SSGA TARGET RETIREMENT 2035 NON LENDING	5,058,300
SSGA TARGET RETIREMENT 2030 NON LENDING	6,376,906
SSGA TARGET RETIREMENT 2025 NON LENDING	6,774,809
SSGA TARGET RETIREMENT 2020 NON LENDING	5,256,905
SSGA TARGET RETIREMENT 2015 NON LENDING	3,397,836
SSGA TARGET RETIREMENT 2010 NON LENDING	2,494,036
STATE STREET RUSSELL 2000 INDEX	1,969,280
SSGA TARGET RETIREMENT INCOME NON LENDING	505,391
SSGA PASSIVE BOND MARKET INDEX NON LENDING	794,589
SSGA DAILY EAFE INDEX NON LENDING	181,647

TOTAL MUTUAL FUNDS	98,857,680

* PARTICIPANT LOANS (MATURING 2012 TO 2026 AT INTEREST RATES OF 4.5% - 10.5%)	10,214,821

TOTAL	$221,989,744

*	Represents a party-in-interest to the plan

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan

Date: June 26, 2012	By: /s/ Calvin C. Sharp
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm